Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canopy Growth Corporation

We consent to the use of our report dated June 22, 2023, on the consolidated financial statements of Canopy Growth Corporation (the “Company”), before the effects of the retrospective adjustments relating to the share consolidation as described in Note 2, the reporting of discontinued operations as described in Note 6, and the reclassifications from Other to the Canada cannabis segment as described in Notes 26 and 35, which comprise the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended March 31, 2023, and the related notes, which are incorporated by reference, and to the reference to our firm under the heading “Experts” in the Company’s Form S-3 Registration Statement dated January 9, 2026.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

January 9, 2026

Ottawa, Canada